ZENITECH CORPORATION
1000 N. West Street, Suite 1200
Wilmington, DE  19801

December 7, 2010

VIA EDGAR AND FAX

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:	Pamela A. Long, Assistant Director

Dear Sirs:

Re:       Zenitech Corporation
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed November 24, 2010
File No. 333-169494

We write pursuant to your comment letter dated December 2, 2010 regarding our Amendment No. 2 to registration statement on Form S-1/A that was filed with your offices on November 24, 2010.  We have amended our registration statement and provided the requested information.

We are also sending you by courier two copies of the Form S-1/A showing the changes made to the document to help with your review.

Our responses to your comments are below:

Management’s Discussion and Analysis of Financial Position and Results of Operations

Material Change in Results of Operations, page 26

1.
We have revised our MD&A for the nine months ended September 30, 2010 which now includes a comprehensive discussion of the reasons for changes in our results of operations between the two nine month periods, specifically as to why cash and certain expenses increased.  We have also clarified our disclosure under our discussion of material changes in financial condition.

Financial Statements

2 – Summary of Significant Accounting Policies

k) – Shipping and Handling Costs, page F-7

2.	We have revised our accounting policy to state as follows:

k)
Shipping and handling costs for freight expense on goods shipped is included in cost of revenue.  Shipping and handling costs, to the extent billed to customers, are included in revenue. We have not billed any shipping or handling costs from inception to September 30, 2010.

Financial Statements – September 30, 2010

General

3.	We have addressed the above comments in our interim financial statements for the period ended September 30, 2010, which are now included in our amended registration statement.

We trust the foregoing is satisfactory and look forward to the declaration of effectiveness of our registration statement.

Yours truly,

ZENITECH INC.

Per:  /s/ Hong Yang
       Hong Yang
       President and CEO

cc:            Dennis Brovarone, Esq. (by fax: 303-466-4826)

cc:            Bacchus Law Corporation (by fax: 604-632-1730)

Attention:  Kari Richardson